SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

STORA ENSO CORPORATION

(Translation of registrant’s name into English)

Kanavaranta 1

P.O.Box 309

00101 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

News Release

March 21, 2006 at 11.30 GMT

Kanavaranta 1
00160 Helsinki

P.O. Box 309
FI-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso invests in woodhandling at Varkaus Mill

HELSINKI, Finland – Stora Enso Oyj (NYSE:SEO) today announced that it will rebuild the woodhandling department at its Varkaus Mill in Finland. The existing four-line woodhandling facility will be replaced with modern two-line debarking, chipping and screening equipment. The capital expenditure will amount to approximately EUR 47 million. The project will start in May 2006 and is expected to be completed in September 2007.

The aim is to secure the fibre raw material supply for Varkaus Mill’s publication and fine paper production. Operating cost efficiency and occupational health and safety will be improved by the new department. Savings will be obtained in maintenance, wood, labour and energy costs.

For further information, please contact:

Tim Laatsch, Senior Vice President, Communications, Stora Enso North America,

tel. 715 422 4023

www.storaenso.com

www.storaenso.com/investors

Stora Enso’s Varkaus Mill produces fine paper, directory paper, newsprint, coreboard and sawn timber on four paper machines and one board machine, with a total annual capacity of about 715 000 tonnes of paper and board, and 345 000 m3 of sawn wood products. The mill’s annual wood consumption is approximately 2.4 million m3. The mill employs about 1 200 people.

Stora Enso is an integrated paper, packaging, and forest products company, producing publication and fine paper, packaging board, and wood products – all areas in which the Group is a global market leader. Stora Enso’s sales totalled EUR 13.2 billion in 2005. The Group has some 46 000 employees in more than 40 countries on five continents. Stora Enso has an annual production capacity of 16.9 million tonnes of paper and board and 7.7 million cubic metres of sawn wood products, including 3.3 million cubic metres of value-added products. Stora Enso’s shares are listed in Helsinki, Stockholm, and New York.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2006	STORA ENSO CORPORATION

	By:	/s/ Hannu Ryöppönen
Hannu Ryöppönen
Senior Executive Vice President,
Accounting and Legal affairs

	By:	/s/ Jyrki Kurkinen
Jyrki Kurkinen
General Counsel